HOLDING

RECEIVED
2006 JUN 29 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06014761

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 22 June 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

please note that the address of Hypo Real Estate Holding AG has changed:

Hypo Real Estate Holding AG
Unsoeldstr. 2
80538 München

Furthermore a Hypo **Rteal** Estate Holding AG is listed (CIK 0001261676). This entry appears to be based on a typing error. Therefore, we kindly ask you to delete this entry.

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

RECEIVED
2006 JUN 29 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies for State 2M

Click on CIK to view company filings.

Items 41 - 80

CIK	Company	State
0001276457	HAKO WERKE INTERNATIONAL GMBH	2M
0001235999	HAMELMANN STEFAN	2M
0001045919	HANNOVER RUCKVERSICHERUNGS AKTIENGESELLSCHAFT SIC: 8880 - American Depositary Receipts formerly: HANNOVER RUCKVERSICHERUNGS AKTIENGESELLSCHAFT /FI/ /FI (filings through 2004-02-23)	2M
0001346463	HBT Holdings GmbH	2M
0001251687	HENSGEN HEINZ ULRICH	2M
0001223553	HULTZSCH HAGEN	2M
0001266371	HYPO REAL ESTATE HOLDING AG	2M
~~0001261676~~	~~HYPO REAL ESTATE HOLDING AG~~ ← Typing Error	2M
0001236007	IANNUZZI LUCIANO	2M
0001360251	Ingent Inc	2M
0001330467	INVENTA HOLDING GMBH formerly: CLYVIA CAPITAL HOLDING GMBH (filings through 2005-07-05)	2M
0001318379	ISBC - International Solutions Business Consulting GmbH formerly: ISBC International Solutions Business Consulting GmbH (filings through 2005-07-26)	2M
0001252690	KELLER TONY WERNER	2M
0000821533	KfW SIC: 8888 - Foreign Governments formerly: KREDITANSTALT FUER WIEDERAUFBAU (filings through 2004-11-12) KREDITANSTALT FUR WIEDERAUFBAU (filings through 2002-10-11)	2M
0001218687	KLATTEN SUSANNE	2M
0001309036	KONTRON	2M
0001210171	KOPPER HILMAR	2M
0001236000	KRAUTTER JOCHEN	2M
0001306843	LANDESKREDITBANK BADEN WURTTEMBERG FORDERBANK SIC: 8888 - Foreign Governments	2M
0001222044	LANGER ALFRED W	2M
0001311307	LANXESS	2M
0001236003	LEHNER ULRICH	2M
0001142433	MEAG MUNICH ERGO KAPITALANLAGEGESELLSCHAFT MBH	2M
0001355766	Merck Vierte Allgemeine Beteiligungsgesellschaft mbH	2M
0001158638	MESSER GRIESHEIM HOLDING GMBH SIC: 2810 - Industrial Inorganic Chemicals formerly: MESSER GRIESHEIM HOLDING AG (filings through 2004-01-20)	2M
0001349514	Micromet AG	2M
0001238107	MILBERG JOACHIM	2M
0001340243	MORPHOSYS AG SIC: 8880 - American Depositary Receipts	2M
0001342237	MTU AERO ENGINES HOLDING AG	2M
0001021268	MUNCHENER RUCKVERSICHERUNGS GESELLSCHAFT AKT MUNCHEN	2M

0001276463	NAUJOKS UDO	2M
0001332488	Novelis Deutschland GmbH	2M
0001348456	Preussag Finanz- und Beteiligungs-GmbH	2M
0001347392	Q-CELLS AG	2M
0001225427	REIDEL MAARTEN	2M
0001284296	RICHENHAGEN MARTIN	2M
0001279237	ROI VERWALTUNGS GMBH	2M
0001218694	SALZGITTER AG	2M
0001223090	SCHOPF ALFRED	2M
0001248225	SCHYMKE KLAUS	2M

Previous 40 | Next 40

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U.S. Securities and Exchange Commission

HYPO REAL ESTATE HOLDING AG (0001266371)

State location: 2M

Business Address
AM TUCHERPORK A6
80538 MUNCHEN 2M 00000

New address!
Unsöldstr. 2
80538 München

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Form	Formats	Description	Filing Date	File/Film No
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-023418 (NE Act)	2006-06-06	082-34748 06014135
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-019764 (NE Act)	2006-05-15	082-34748 06013377
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-018830 (NE Act)	2006-05-08	082-34748 06013213
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-018646 (NE Act)	2006-05-08	082-34748 06013192
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-014941 (NE Act)	2006-04-18	082-34748 06012639
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-013517 (NE Act)	2006-04-10	082-34748 06012389
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-012844 (NE Act)	2006-04-06	082-34748 06012277
ARS	[html][text] 1 KB	**[Paper]**Annual Report to Security Holders Acc-no: 9999999997-06-012320 (34 Act)	2006-04-03	082-34748 06012157
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-011044 (NE Act)	2006-03-28	082-34748 06011950
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-007531 (NE Act)	2006-03-06	082-34748 06011401
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-004553 (NE Act)	2006-02-06	082-34748 06010659
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-003151 (NE Act)	2006-01-27	082-34748 06010488
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-06-000917 (NE Act)	2006-01-09	082-34748 06010129
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-05-050925 (NE Act)	2005-12-28	082-34748 05013522
SUPPL	[html][text] 1 KB	**[Paper]**Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Acc-no: 9999999997-05-048244 (NE Act)	2005-12-06	082-34748 05013076

U.S. Securities and Exchange Commission

Typing Error

HYPO RTEAL ESTATE HOLDING AG (0001261676)

State location: 2M | State of Inc.: **2M** | Fiscal Year End: 1231

Business Address
HVB AG
ARABELLASTRASSE 12 D 81925
MUNICH
GERMANY 2M 00000
011 49 89 378 0

Mailing Address
UNSOLDSTR.2
D 80538 MUNICH
GERMANY 2M
00000

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Items 1 - 1

Form	Formats	Description	Filing Date	File/Film No
F-6	[html][text] 91 KB	Registration of American Depostory Receipt shares, not immediately effective Acc-no: 0000950117-03-004224	2003-09-24	333-109088 03908466

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